AB 3/28

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

SECU 12012980 SSION

...ngton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque Blvd. West, Suite 4025
(No. and Street)

Montréal	Québec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annie Sinigagliese — 514-932-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Canada LLP
(Name – *if individual, state last, first, middle name*)

1000 De La Gauchetière West, Suite 200	Montréal	Quebec	H3B 4W5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

N.G. 3/28

OATH OR AFFIRMATION

I, Annie Sinigagliese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tél./Tel: 514 931 0841
Téléc./Fax: 514 931 9491
www.bdo.ca

BDO Canada s.r.l./S.E.N.C.R.L./LLP
1000, rue De La Gauchetière O. Bureau 200
Montréal QC H3B 4W5 Canada

Independent Auditor's Report

To the Stockholder of
Brockhouse & Cooper Inc.
Montréal, Québec

We have audited the accompanying consolidated statements of financial condition of Brockhouse & Cooper Inc. (the "Company") as of December 31, 2011 and December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of December 31, 2011 and December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO Canada LLP/s.r.l./s.e.n.c.r.l.[1]

Chartered Accountants

Montréal, Québec
February 27, 2012

[1] CA auditor permit No. 16549

Brockhouse & Cooper Inc.

Consolidated Statements of Financial Condition

(Expressed in U.S. dollars)

	December 31, 2011	December 31, 2010
Assets		
Current		
Cash and cash equivalents (Note 5)	$ 10,365,046	$ 7,570,046
Due from clients (Note 7)	276,594	2,202,118
Due from brokers	1,619,983	2,215,463
Accounts receivable	670,606	1,355,736
Income taxes receivable	-	504,711
Financial instruments owned, at fair value (Note 8 and 13)	2,343,087	4,482,485
Due from significantly influenced company	2,856	61,155
Due from company under common control	160,428	30,798
Prepaid expenses	381,149	326,458
	15,819,749	18,748,970
Fixed assets, net (Note 9)	196,799	421,267
Intangible assets	309,017	116,353
Investment (Note 10)	796,233	832,570
Deferred taxes	15,725	183,979
	$ 17,137,523	$ 20,303,139
Liabilities and Stockholder's Equity		
Current liabilities		
Due to clients	$ 295,423	$ 395,391
Due to brokers (Note 7)	278,547	2,272,459
Accounts payable, remuneration and accrued expenses	5,619,887	5,304,231
Due to ultimate parent company	39,135	92,971
Income taxes payable	187,558	-
	6,420,550	8,065,052
Commitments (Notes 12, 14 and 16)		
Stockholder's equity		
Capital stock		
Authorized		
An unlimited number of common shares without par value		
Issued and outstanding		
42,815 common shares	1,090,708	1,090,708
Additional paid-in capital	226,084	226,084
Retained earnings	6,766,142	7,874,172
Accumulated other comprehensive income	2,634,039	3,047,123
	10,716,973	12,238,087
	$ 17,137,523	$ 20,303,139

On behalf of the Board

_______________ Director

_______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Brockhouse & Cooper Inc. (the "Company"), incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services internationally. Brockhouse & Cooper Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC), the Financial Industry Regulatory Authority, Inc. (FINRA), the London Stock Exchange Inc. (LSE) and The Nasdaq Stock Market LLC (NASDAQ), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Brockhouse & Cooper International, Inc. and 4343191 Canada Inc. (formerly Brockhouse Cooper Asset Management Inc.). All significant intercompany transactions and balances have been eliminated on consolidation.

USE OF ESTIMATES

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are carried in the statements of financial condition at fair value which approximates carrying value.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Accounts receivable and accounts payable are initially recorded at their fair value and are subsequently carried at amortized cost. Due to their short term to maturity, fair value and amortized cost are approximated by carrying value.

FINANCIAL INSTRUMENTS OWNED

Financial instruments owned are carried in the statements of financial condition at fair value with changes in fair value recognized in the statement of income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its financial instruments owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the period.

INVESTMENTS

The investment in which the company has significant influence, but less than controlling voting interest and which does not qualify as a variable interest entity under the provisions of ASC 810, "Consolidation", is accounted for under the equity method in accordance with ASC 323, "Investments – Equity Method and Joint Ventures".

FIXED ASSETS

Depreciation is recognized over the estimated useful life of the asset using the following rates and methods which most closely reflect the expected pattern of consumption of the future economic benefit embodied in the assets:

Technology equipment	3 Years Straight Line
Furniture and fixtures	20% Declining Balance
Leasehold improvements	Term of Lease

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

Maintenance and repairs are charged to operations when incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

INTANGIBLE ASSETS

Intangible assets consist of software platforms under development. Amortization will commence once the assets are available for use, based on the estimated useful life of the assets, using the straight-line method over periods ranging from 5 – 7 years.

INCOME RECOGNITION - SECURITY TRANSACTIONS

Security transactions and related commission revenues and commission expenses are recorded on a trade date basis.

Advisory service, professional service and other service fee revenues are recognized when services are performed and ultimate collection is reasonably assured.

COMPREHENSIVE INCOME

At December 31, 2011, the Company had accumulated other comprehensive income of $2,634,039 (December 31, 2010 - $3,047,123). This income was comprised of accumulated foreign currency translation adjustments arising from the fluctuation in the value of the Canadian dollar with respect to the U.S. dollar.

FOREIGN CURRENCY TRANSLATION

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the foreign subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the period end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the statements of financial condition date. Revenues and expenses, including gains and losses on foreign exchange translation, are translated at average rates for the period. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, financial instruments owned, due from (to) related parties and accounts payable. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

RECENT ACCOUNTING PRONOUNCEMENTS

Additional Disclosures Regarding Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Entities are required to apply the amendments for annual reporting periods beginning on or after December 15, 2011.

The adoption of this standard will not have an impact on the Company's financial statements.

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

Presentation of Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. The FASB decided to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to apply the amendments for annual reporting periods beginning on or after December 15, 2012.

The company is currently evaluating the impact of this new standard on the financial statements.

Additional Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013

The company is currently evaluating the impact of this new standard on the financial statements.

3. Change in Accounting Policy

Depreciation

On January 1, 2011, the Company changed its accounting policy relating to the depreciation of its property and equipment. Furniture and fixtures, which were previously depreciated using the straight-line method over 5 years, are now depreciated using the declining balance method at a rate of 20% per annum. The Company considers that this method is preferable and more relevant as it better reflects the decline in the service potential of these assets and the allocation of their depreciable amount over their useful lives. Since this is a voluntary accounting change that does not result from a change in accounting estimate, it has been adopted retroactively. The adoption of this change did not have a material effect on the current or prior period figures presented.

Concurrent with the change in accounting policy, the Company revised the estimated useful lives of its technology equipment from 2 years to 3 years and leasehold improvements from 5 years to the remaining lease term of the asset. These revisions more accurately reflect the term over which these assets provide economic benefit to the Company. The Company has applied this change in accounting estimate prospectively. This change did not have a material effect on the amount of depreciation expense incurred in the current period and is not anticipated to materially affect the annual depreciation charge of future periods.

4. Discontinued Operations

On March 30, 2011, the subsidiary, 4343191 Canada Inc. (formerly Brockhouse Cooper Asset Management Inc.), disposed of its principal trading assets to Pavilion Asset Management, a company under common control, for cash proceeds of $525,454 ($509,480 CAD) and ceased its operations. The subsidiary surrendered its registrations with the securities regulatory agencies and, effective December 9, 2011, was formally dissolved. The remaining assets and liabilities of the subsidiary were assumed by the Company.

As a result of the above, the Company has reclassified the current year and prior period of the subsidiary, up to the date of the disposal, as discontinued operations.

The carrying value of the assets and liabilities of the subsidiary disposed as of March 30, 2011 are as follows:

Current assets	$ 962,963
Property and equipment	1,548
Current liabilities	(645,843)
	$ 318,668

(Expressed in U.S. dollars)

5. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $353,787 (December 31, 2010 - $460,202) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-1.

6. Available Credit Facility

From time to time, the Company may utilize call loan arrangements to facilitate the securities settlement process for both client and principal transactions. A call loan facility has been established with a Canadian Schedule 1 chartered bank to a maximum amount of CAD $4,000,000 (December 31, 2010 – CAD $4,000,000) (or its USD equivalent) bearing interest at the call loan rate on the date the amount is contracted. The facility has no fixed renewal date. There was no amount outstanding as of December 31, 2011 (December 31, 2010 – nil).

7. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	December 31, 2011	December 31, 2010
Due from clients	$ 276,594	$ 2,202,103
Due to brokers	$ 276,594	$ 2,202,103

8. Financial Instruments Owned

	December 31, 2011	December 31, 2010
Canadian provincial bonds	$ 1,474,644	$ -
Canadian federal bonds	688,671	4,161,344
Corporate bonds	179,772	321,141
	$ 2,343,087	$ 4,482,485

9. Fixed Assets

			December 31, 2011
	Cost	Accumulated amortization	Net
Technology equipment	$ 321,897	$ 238,150	$ 83,747
Furniture and fixtures	237,285	190,570	46,715
Leasehold improvements	557,170	490,833	66,337
	$ 1,116,352	$ 919,553	$ 196,799

			December 31, 2010
	Cost	Accumulated amortization	Net
Technology equipment	$ 511,225	$ 270,636	$ 240,589
Furniture and fixtures	280,090	221,182	58,908
Leasehold improvements	567,789	446,019	121,770
	$ 1,359,104	$ 937,837	$ 421,267

(Expressed in U.S. dollars)

10. Investment

	December 31, 2011	December 31, 2010
1,031 shares (December 2010 – 1,031) of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 34.4% ownership interest.		
Balance, beginning of period	$ 832,570	$ 793,696
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year:		
Net (loss) income for the period	(20,961)	70,550
Less: dividend received	-	(49,193)
Foreign exchange (loss) gain on revaluation to year end rate	(15,376)	17,517
Balance, end of period	$ 796,233	$ 832,570

11. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiary, Brockhouse & Cooper International, Inc. (2010 – Brockhouse & Cooper International, Inc. and 4343191 Canada Inc.):

	December 31, 2011	December 31, 2010
Total assets	$ 144,138	$ 1,611,979
Total liabilities	16,273	677,169
Net stockholder's equity	$ 127,865	$ 934,810

As explained in Note 4, the subsidiary, 4343191 Canada Inc. ceased operations and was liquidated during the year.

12. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of share capital, additional paid-in capital and retained earnings.

In managing its capital, the Company's primary objectives are as follow:

- Meet the Company's minimum regulatory capital as required by IIROC and FINRA
- Ensure that the Company is able to meet its financial obligations as they become due
- Support the creation of stockholder value

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Effective capital management employed by the Company includes measures designed to maintain capital above minimum regulatory levels.

There has been no material change in the capital management practices of the Company from the previous period.

During the year ended December 31, 2011, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of $250,000 USD) and certain minimum ratios.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management

FAIR VALUE

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Asset Categories	Level 1	Level 2	Level 3	Total
December 31, 2011				
Cash	$ 10,365,046	$ -	$ -	$ 10,365,046
Financial instruments owned	2,163,315	179,772	-	2,343,087
	$ 12,528,361	$ 179,772	$ -	$ 12,708,133
December 31, 2010				
Cash	$ 7,570,046	$ -	$ -	$ 7,570,046
Financial instruments owned	4,161,344	321,141	-	4,482,485
	$ 11,731,390	$ 321,141	$ -	$ 12,052,531

There were no significant transfers between Level 1 and 2 in the period.

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash, receivables from clients and brokers and debt security issuers.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal, as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining very short maturity dates.

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous period.

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid. The majority of the positions held as financial instruments owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at December 31, 2011, in addition to those disclosed in note 14. As liabilities in trading accounts are typically settled within very short time periods, they are not included in the table below.

	Carrying amount	Contractual term
Accounts payable and accrued charges		
December 31, 2011	$ 5,619,887	Within twelve months
December 31, 2010	$ 5,304,231	Within twelve months

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous period.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to market price risk.

There have been no significant changes to the Company's exposure to market risks and how they arise nor how they are managed since the previous period.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash, short-term investments and financial instruments owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

Also, the short-term investments held by the Company usually mature overnight and as such there is no impact from interest rate volatility.

The interest rate volatility on the Company's financial instruments owned is also minor since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company only held $2,282,000 CAD (December 31, 2010 - $2,640,000) worth of foreign currencies at period end. The effect on net income as a result of a 10% change in the value of the foreign currencies would be minor. The following currencies are the highest values held:

	FX Value	CAD Value
December 31, 2011		
US dollar	1,287,958	$ 1,310,497
JPY	23,070,899	304,767
EURO	197,867	260,551
GBP	135,350	213,583
December 31, 2010		
US dollar	843,891	842,204
EURO	479,396	640,388
GBP	192,961	300,648
HKD	2,166,164	278,113

(Expressed in U.S. dollars)

14. Commitments

The Company is obligated under operating leases which terminates on or before March 2019. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Period ended December 31,	
2012	$ 376,814
2013	151,829
2014	43,872
2015	46,066
2016 and thereafter	149,714
	$ 768,295

Rent expense for 2011 aggregated $656,981 (December 31, 2010 - $477,919).

15. Change in Year-End

In 2010, the company changed its year-end from March 31 to December 31. Consequently, the previous results are for a nine-month period, compared to twelve months for the current year.

16. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 the Company had regulatory net capital of $7,193,998 (December 31, 2010 - $7,703,000), which was $6,765,961 (December 31, 2010 - $7,165,330) in excess of its required regulatory net capital of $428,037 (December 31, 2010 - $537,670). The Company's regulatory net capital ratio was 0.89 to 1 (December 31, 2010 - 1.05 to 1).